Exhibit 99.1

PINNACLE ENERGY
SERVICIES, L.L.C.	February 4, 2016
Zena Energy, LLC.
16 South Pennsylvania
Oklahoma City, OK 73107

	Re:	Engineering Evaluation Effective Jan 1, 2016
Zena Energy- Ardent II Marcellus
Wyoming County, Pennsylvania
Jan 1, 2016 SEC Price - REVISED

An engineering and economic evaluation was performed on the interests owned by Zena Energy, L.L.C. (“Zena”), a subsidiary of LSB Industries, Inc. (“LSB”) in the Warren Resources, Inc. (“Warren”) operated Ardent II Marcellus Shale project in Wyoming County, Pennsylvania. Information used and reviewed was supplied by Warren and Zena, and was supplemented by information gathered from public sources. The reserves included herein include Proven Developed Producing (PDP) and Proven Undeveloped (PUD) reserves based on current engineering and geologic interpretations of the Marcellus formation. The attached Exhibit A lists the wells and interests evaluated.

The Ardent II area comprises a contiguous block of acreage with approximately 6,600 acres in Northeastern Pennsylvania. As of January 1, 2016, thirty-four (34) horizontal wells have been drilled and are producing in the Ardent II area, one (1) location is listed as Proved Non-Producing (PDNP), four (4) locations are listed as Proven Undeveloped (PUD) wells, and four (4) locations are listed as Probable Undeveloped (Prob UD) wells.

An economic evaluation was performed using an effective date of January l, 2016. Working and net revenue interests were provided by Zena, while estimated capital costs were provided by Warren and are listed in the attached Exhibit A. The January 1, 2016 SEC futures pricing was employed in the economic evaluation. The results of the economic evaluation are attached, and are summarized as follows:

Reserve Category	# Wells	Gross Rsv Gas (MMcf)	Net Rsv Gas (MMcf)	Net Cap M$	Net Cashflow M$	Net Pres Val Disc 10%, M$
PDP	34	240,185	23,404	0	17,360	10,107
PDNP	1	12,938	1,403	503	653	248
PUD	4	76,957	8,096	3,849	3,119	592
Prob UD	4	73,164	6,924	3,198	2,696	523
Grand Total	43	403,244	39,827	7,550	23,828	11,470

Pricing

The SEC gas price for January 1, 2016 was calculated to be $2.59/Mcf and was used in the economic evaluation. Product prices are adjusted to reflect differential, BTU content, field losses and usage, or gathering and processing costs, which were estimated to be a net of -$1.60/Mcf for all the wells.

The SEC price is determined according to the SEC pricing regulations for the twelve months ending on December 31, 2015. The prices for each product are calculated by using the unweighted arithmetic average of the first-day-of-the-month price for each month of the prior 12- month reporting period. The natural gas price is based on the NYMEX Henry Hub postings

Operating and Capital Expenses, Taxes

Historical monthly well operating expenses for the existing wells were provided by Zena. Estimates of $12,000 per month for the first 12 months a well produces, then $8,000 per month for the next 48 months, and finally $4,000 per month thereafter was used for the non-producing and undeveloped wells. Expenses are intended to include fixed well operating costs, overhead, and miscellaneous producing costs, and the expenses were held flat for the life of the wells. Future abandonment costs were assumed to be offset by salvage values from equipment.

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Capital expenditures for future development drilling were provided by Warren for all wells. Due to varying unit configurations and sizes, horizontal well lateral lengths are projected to vary from 3,000' to near 7,500' and estimated capital expenditures were based on the lateral lengths and projected number of stimulations. Capital costs for the undeveloped locations are projected to range from $5.90MM to $8.42, averaging approximately $6.793 MM per well. The provided costs appear reasonable for the area and projected activities.

Pennsylvania does not currently have a severance tax system in place. Instead, they have put in place an impact fee that went into effect in 2012. The impact fee begins the year the well is spud and is based on average yearly natural gas prices. A summary of the 2012 Pennsylvania impact fee is as follows:

Year	$0-2.25/Mcf	$2.26-2.99/Mcf	$3.00-4.99/Mcf	$5-5.99/Mcf	$6/Mcf +
1	$40,000	$45,000	$50,000	$55,000	$60,000
2	$30,000	$35,000	$40,000	$45,000	$55,000
3	$25,000	$30,000	$30,000	$40,000	$50,000
4	$10,000	$15,000	$20,000	$20,000	$20,000
5	$10,000	$15,000	$20,000	$20,000	$20,000
6	$10,000	$15,000	$20,000	$20,000	$20,000
7	$10,000	$15,000	$20,000	$20,000	$20,000
8	$10,000	$15,000	$20,000	$20,000	$20,000
9	$10,000	$15,000	$20,000	$20,000	$20,000
10	$10,000	$15,000	$20,000	$20,000	$20,000
11	$5,000	$5,000	$10,000	$10,000	$10,000
12	$5,000	$5,000	$10,000	$10,000	$10,000
13	$5,000	$5,000	$10,000	$10,000	$10,000
14	$5,000	$5,000	$10,000	$10,000	$10,000
15	$5,000	$5,000	$10,000	$10,000	$10,000

Interests

Working and net revenue interests for each well were provided by Zena and are shown in the attached Exhibit A. No reversions or other interest changes are known or modeled.

Marcellus Reservoir and Wells

The Marcellus Shale is a middle Devonian, black and organic-rich shale in the Appalachian Basin, productive throughout Pennsylvania and continues into West Virginia and New York. In the Ardent II area of Wyoming County, in Northeastern Pennsylvania, the shale is located at a depth of approximately 8,000 feet and has an estimated average thickness of approximately 350'.

As noted, thirty-four (34) wells have been completed and are producing in the Ardent II area, with initial rates ranging from 5 MMcf/d to over 30 MMcf/d.

Reserve and Rate Estimates

Reserve estimates for the producing and non-producing wells and undeveloped locations are based on volumetric calculations, the limited new-well production information available, and the projected horizontal lateral lengths and number of completion stages. The eight (8) undeveloped wells are being developed on 1000' spacing between wells on the leases/units in the field.

Recoverable reserves and initial rates for the Marcellus are expected to vary proportionately with completed horizontal lateral lengths and the number of completion stages. Well recoveries and initial are calculated based on the actual or projected completed horizontal lateral length within the Marcellus formation. Volumetrically, the Marcellus is calculated to have recoveries of approximately 2.90

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Bcf per 1000 feet of completed lateral length. Initial rates are projected to be approximately 3.32 MMcf/d per 1000 feet of completed lateral length.

Reserves Definitions

Remaining recoverable reserves are those quantities of petroleum, which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty which depends primarily on the amount of reliable geologic and engineering (production, pressure) data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty is conveyed by classifying reserves as Proved (reasonable certainty) or Non-Proved (less certain).

The estimated reserves and revenues shown in this report were determined by SEC and SPE/SPEE standards for Proved Developed Producing (PDP), Proved Non-Producing (PDNP), Proved Undeveloped (PUD), and Non-Proved (Probable) Undeveloped reserve categories.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be economically producible: from a given date forward, from known reservoirs , and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing for the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within reasonable time.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved Developed Producing (PDP) is assigned to wells with sufficient production history to allow material balance and decline curve analysis to be the primary methods of estimation. PDP reserves are the most reliable reserves, generally with a high degree of confidence that actually recovered quantities will equal or exceed published reserve estimates.

Proved Developed Non-Producing (PNP) reserves include reserves from zones that have been penetrated by drilling but have not produced sufficient quantities to allow material balance or decline curve analysis with a high degree of confidence. This category includes wells awaiting pipeline connections, production equipment, or completion.

Proved undeveloped (PUD) oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonably certainty that there is continuity of production from the existing productive formation. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. The Undeveloped and Non-Producing wells are forecasted based on geological data presented, volumetric calculations, and analog comparisons to existing completions.

The future locations in this evaluation categorized as Non-Proved (Probable) Undeveloped had previously been categorized as Proved Undeveloped (PUD) but had not been drilled and are not currently scheduled by the operator of the field to be drilled within the five (5) year-period since they were first categorized as Proved Undeveloped (PUD). These wells otherwise have the technical merit to be classified as Proved.

General Comments

The reserves and values included in this report are estimates only and should not be construed as being exact quantities. The reserve estimates were performed using accepted engineering practices and were based on volumetric analysis of the reservoir and rate decline analysis for existing producers. As additional pressure and production performance data becomes available, reserve estimates may increase or decrease in the future. The revenue from such reserves and the actual costs related may be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves included in this report and the costs incurred in recovering such reserves may vary from the price and cost assumptions referenced. Therefore, in all cases, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information available for this analysis, items excluded from consideration were all matters as to which legal or accounting, rather than engineering interpretation, may be controlling. As in all aspects of oil and gas evaluation, there are

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uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The titles to the properties have not been examined nor has the actual degree or type of interest owned been independently confirmed. A field inspection of the properties is not usually considered necessary for the purpose of this report. Attached and made part of this evaluation include the following:

1)	Detailed yearly projections Production, Expenses, Revenues, Prices, Capital, and Cashflows by reserve category and for the field
2)	Production Graphs of current producers and projected reserve category totals

Additional information reviewed will be retained and is available for review at any time. Pinnacle Energy Services, L.L.C. can take no responsibility for the accuracy of the data used in the analysis, whether gathered from public sources or otherwise.

Pinnacle Energy Services, LLC
/s/ J.P. Dick	/s/ Keith Drennen
J.P. Dick	Keith Drennen, P.E.
Petroleum Engineer	Petroleum Engineer

Disclaimer: Pinnacle Energy Services, L.L.C. nor any of its subsidiaries, affiliates, officers, directors, shareholders, employees, consultants, advisors, agents, or representatives make any representation or warranty, express or implied, in connection with any of the information made available herein, including, but not limited to, the past, present or future value of the anticipated reserves, cash flows, income, costs, expense, liabilities and profits, if any, to be derived from the properties described herein. All statements, estimates, projections and implications as to future operations are based upon best judgments of Pinnacle Energy Services; however, there is no assurance that such statements, estimates, projections or implications will prove to be accurate. Accordingly, any company, or other party receiving such information will rely solely upon its own independent examination and assessment of said information. Neither Pinnacle Energy Services nor any of its subsidiaries, affiliates, officers, directors, shareholders, employees, consultants, advisors, agents, or representatives shall have any liability to any party receiving the information herein, nor to any affiliate, partner, member, officer, director, shareholder, employee, consultant, advisor, agent or representative of such party from any use of such information. The property description and other information attached hereto are for the sole, confidential use of the person to whom this copy has been made available. This evaluation and all descriptions and other information attached hereto are for information purposes only and do not constitute an evaluation of or offer to sell or a solicitation of an offer to buy any securities.

Pinnacle Energy Services, LLC 9420 Cedar Lake Ave, Oklahoma City, OK 73114 Ofc: 405-810-9151 Fax: 405-843-4700 www.PinnacleEnergy.com	4